Exhibit 12
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
IFRS

	2007	2006	2005	2004
		(U.S.$ millions)
Earnings:
Pre-tax income from continuing operations before adjustments for minority interests	9,836	10,240	7,312	3,863
Less: Minority interests in pre-tax income of subsidiaries that have not incurred fixed charges	(103)	(16)	(91)	(22)
Less: Share of profit after tax of equity accounted units	(1,584)	(1,378)	(776)	(523)
Fixed charges added to earnings	614	212	209	166
Distributed income from equity investees	1,764	1,727	600	478
Amortization of capitalized interest	75	62	50	29

Total earnings	10,602	10,847	7,304	3,991

Fixed charges:
Interest expense	538	160	173	148
Rental expense representative of the interest factor	76	52	36	18

Fixed charges added to earnings	614	212	209	166
Interest capitalized	122	60	28	35

Total fixed charges	736	272	237	201

Ratio of earnings to fixed charges	14.40	39.88	30.82	19.86

1